PURPLE INNOVATION, INC.

May 15, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:       Purple Innovation, Inc.—Registration Statement on Form S-3 (File No. 333-230522)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-230522) (the “Registration Statement”) of Purple Innovation, Inc. (the “Company”). We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on May 17, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dorsey & Whitney LLP, by calling Michael Newton at (801) 933-4037.

Very truly yours,

PURPLE INNOVATION, INC.

/s/ Craig L. Phillips
Craig L. Phillips
Interim Chief Financial Officer